                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN TECHNICAL CERAMICS CORP.
                       (Name of Subject Company (Issuer))

                        AMERICAN TECHNICAL CERAMICS CORP.
                        (Name of Filing Person (Offeror))

   OPTIONS UNDER THE AMERICAN TECHNICAL CERAMICS CORP. 1997 STOCK OPTION PLAN
       AND THE AMERICAN TECHNICAL CERAMICS CORP. 2000 INCENTIVE STOCK PLAN
          TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE,
               HAVING A PER SHARE EXERCISE PRICE OF $19.50 OR MORE
                         (Title of Class of Securities)

                                    030137103
          (CUSIP Number of Common Stock Underlying Class of Securities)

               KATHLEEN M. KELLY, VICE PRESIDENT - ADMINISTRATION
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 17 STEPAR PLACE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                          STEPHEN J. GULOTTA, JR., ESQ.
                 MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000

                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION*       AMOUNT OF FILING FEE
                     $3,175,200                     $635

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 490,000 shares of common stock of American Technical Ceramics Corp. having an aggregate value of $3,175,200 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            Not applicable.
         Form or Registration No.:          Not applicable.
         Filing party:                      Not applicable.

         Date filed:                        Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 16, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is American Technical Ceramics, Inc., a New York corporation (the "Company" or "ATC"), and the address of its principal executive offices is 17 Stepar Place, Huntington Station, New York 11746. The Company's phone number is (631) 622-4700.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all outstanding options under the American Technical Ceramics Corp. 1997 Stock Option Plan and the American Technical Ceramics Corp. 2000 Incentive Stock Plan (each an "eligible option plan," and collectively, the "eligible option plans") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), at a per share price of $19.50 or more, for new options (the "New Options") to purchase shares of the Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal, attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). As of January 16, 2002, there were options to purchase 490,000 shares of the Common Stock outstanding and eligible to be exchanged pursuant to the Offer. The number of shares of Common Stock subject to New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 - "Number of Options; Expiration Date," Section 5 - "Acceptance of Options for Exchange and Issuance of New Options," and Section 8 - "Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 - "Price Range of Common Stock Underlying the Options" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 - "Number of Options; Expiration Date,"
Section 2 - "Purpose of the Offer," Section 3 - "Procedures for Electing to Exchange Options," Section 4 - "Withdrawal Rights," Section 5 - "Acceptance of Options for Exchange and Issuance of New Options," Section 6 - "Conditions of the Offer," Section 8 - "Source and Amount of Consideration; Terms of New Options," Section 11 "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," Section 12 - "Legal Matters; Regulatory Approvals,"
Section 13 - "Material Federal Income Tax Consequences" and Section 14 - "Extension of Offer; Termination; Amendment" is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 - "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 8 - "Source and Amount of Consideration; Terms of New Options" and Section 10 - "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1) and Exhibit (d)(2) contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 - "Purpose of the Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 - "Acceptance of Options for Exchange and Issuance of New Options" and Section 11
- "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 - "Purpose of the Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 - "Source and Amount of Consideration; Terms of New Options" and Section 15 - "Fees and Expenses" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 - "Conditions of the Offer" is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 10 - "Interests of Directors and Officers; Transactions and Arrangements" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 - "Interests of Directors and Officers; Transactions and Arrangements" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 9 - "Information Concerning ATC" and Section 16 - "Additional Information" is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 10 "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and Section 12 - "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. EXHIBITS.

     (a)(1) Offer to Exchange dated January 16, 2002.

     (a)(2) Letter of Transmittal.

     (a)(3) Form of Letter to Eligible Option Holders.

     (a)(4) Form of Letter to Tendering Option Holders.

     (a)(5) American Technical Ceramics Corp. Annual Report on Form 10-K for its fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission on September 27, 2001 and incorporated herein by reference.

     (a)(6) American Technical Ceramics Corp. Quarterly Report on Form 10-Q for its quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 19, 2001 and incorporated herein by reference.

     (b) Not applicable.

     (d)(1) American Technical Ceramics Corp. 1997 Stock Option Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-50913) filed with the Securities and Exchange Commission on April 24, 1998.

     (d)(2) American Technical Ceramics Corp. 2000 Incentive Stock Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-76582) filed with the Securities and Exchange Commission on January 11, 2002.

     (g) Not applicable.

     (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                      AMERICAN TECHNICAL CERAMICS CORP.

                                      By: /s/ Victor Insetta
                                          -----------------------------------
                                          Name:  Victor Insetta
                                          Title: President and Chief Executive
                                                 Officer

Date: January 16, 2002

                                INDEX TO EXHIBITS

(a)(1)   Offer to Exchange dated January 16, 2002.

(a)(2)   Letter of Transmittal.

(a)(3)   Form of Letter to Eligible Option Holders.

(a)(4)   Form of Letter to Tendering Option Holders.

(a)(5) American Technical Ceramics Corp. Annual Report on Form 10-K for its fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission on September 27, 2001 and incorporated herein by reference.

(a)(6) American Technical Ceramics Corp. Quarterly Report on Form 10-Q for its quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 19, 2001 and incorporated herein by reference.

(b)      Not applicable.

(d)(1) American Technical Ceramics Corp. 1997 Stock Option Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-50913) filed with the Securities and Exchange Commission on April 24, 1998.

(d)(2) American Technical Ceramics Corp. 2000 Incentive Stock Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-76582) filed with the Securities and Exchange Commission on January 11, 2002.

(g)      Not applicable.

(h)      Not applicable.